UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to __________

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 19, 2008

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Cash	$105,216	$19,454

Investments (at fair value)	21,986,764	23,783,177

Receivables:
Trades in transit	3,620,085	–
Contributions:
Participants	–	48,815
Employer	–	28,856
Accrued interest:
Participant loans	–	6,233
Investments	–	1,366
Total receivables	3,620,085	85,270

Total assets	25,712,065	23,887,901

Liabilities:
Excess deferrals and other	305	1,573

Net assets available for benefits, at fair value	25,711,760	23,886,328

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	150	37,698

Net assets available for benefits	$25,711,910	$23,924,026

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions:
Net investment income:
Net depreciation in fair value of investments	$(408,913)
Interest and dividends	1,672,929
Total net investment income	1,264,016

Contributions:
Participants	1,760,692
Employer	961,949
Rollover	96,930
2,819,571
Total additions	4,083,587

Deductions:
Benefit payments	2,276,656
Administrative expenses	19,047
Total deductions	2,295,703

Net increase in net assets available for benefits	1,787,884
Net assets available for benefits at beginning of year	23,924,026
Net assets available for benefits at end of year	$25,711,910

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (the Plan), is a defined contribution plan covering substantially all employees of Sonic Corp. (the Employer or the Company), who have completed three consecutive months of service or at least 1,000 hours of service in any eligibility computation period, as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Reference should be made to the Plan agreement for more complete information.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  A salary deferral contribution will automatically be made for each newly eligible participant in the amount of 3% of the participant's plan year compensation, unless the participant elects to defer an amount other than 3%.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Such rollover amounts totaled $96,930 in 2007. Participants direct the investment of all contributions into various investment options offered by the Plan.  The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions.  The Company voluntarily matched up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation for the year ended December 31, 2007. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.  No such discretionary contribution was made for 2007.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined.    Forfeited balances of terminated participants’ non-vested accounts may be used to reduce Company contributions or pay plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures used to reduce Company contributions for the year ended December 31, 2007 were $24,205.  Forfeitures used to pay plan expenses for the year ended December 31, 2007 were $6,151.  Included in the Plan assets at December 31, 2007 and 2006, were $21,317 and $32,588, respectively, of unallocated forfeited non-vested accounts.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee of the Company. Certain administrative expenses incurred by the Plan are paid by the Company.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at December 31, 2007 and 2006.  The Company’s common stock is valued at its quoted market price.  Participant loans are valued at their outstanding balances which approximates fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust, the SEI Stable Value Fund (SEI Fund).  As required by the FSP, the statements of net assets available for benefits present the fair value of the SEI Fund and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the SEI Fund is determined by the issuer of the common collective trust at year-end based on the fair value of its underlying investments.  The contract value of the SEI Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by an appointed trust company. Effective in June 2007, The Charles Schwab Trust Company became the successor trustee to Nationwide Trust Company.  This change occurred in conjunction with ownership changes at the Plan's record keeper. The following represents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2007	2006

American Funds EuroPacific Growth Fund/ A	$5,214,283	$3,960,797
American Funds Growth Fund of America/ A	3,540,120	3,501,557
BlackRock Aurora A	*	1,679,725
Dreyfus Intermediate Term Income Fund	3,022,387	2,681,203
SEI Stable Asset**	*	1,432,282
Van Kampen Growth and Income A	4,414,366	4,391,925
AIM Small Cap Growth Fund	1,317,231	*
Sonic Corp. common stock	3,952,359	4,432,695

* Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.
** Contract value for this fund at December 31, 2006 was $1,469,980.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

For the Year Ended
December 31, 2007

Registered investment companies	$(35,513)
Sonic Corp. common stock	(373,400)
Net depreciation in fair value of investments	$(408,913)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 15, 2007 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.   Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Related-Party Transactions

A portion of the Plan’s assets are invested in the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006

Net assets available for benefits per the financial statements	$25,711,910	$23,924,026
Amounts allocated to withdrawing participants	-	(11,101)
Difference in excess deferrals and other	-	842
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust	(150)	(37,698)
Net assets available for benefits per the Form 5500	$25,711,760	23,876,069

The following is a reconciliation of the increase per the financial statements to the Form 5500:

Year Ended
December 31, 2007

Net increase per the financial statements	$1,787,884
Add: Amounts allocated to withdrawing participants at December 31, 2006	11,101
Less: Difference in excess deferrals and other at December 31, 2006	(842)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2007	(150)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2006	37,698
Net increase per the Form 5500	$1,835,691

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7. Subsequent Event

Effective January 1, 2008, the Plan changed record keeper from The 401(k) Company to Diversified Investment Advisors (DIA).  Concurrently, the trustee for the Plan changed from Charles Schwab Trust Company to Investors Bank and Trust Company, which was aquired by State Street Bank and Trust Company.  The Plan had $3,620,085 of investments in transit on December 31, 2007.  These investments were received by DIA by January 2, 2008.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value

	American Funds EuroPacific Growth Fund/ A	102,502 shares	$5,214,283
	American Funds Growth Fund of America/ A	104,091 shares	3,540,120
	BlackRock Aurora A	1 share	23
	Cash Management Trust of America	655 shares	655
	Dreyfus Intermediate Term Income Fund	242,762 shares	3,022,387
	SEI Stable Asset	5,948 shares	5,798
	Van Kampen Growth and Income A	207,735 shares	4,414,366
	AIM Small Cap Growth Fund	45,422 shares	1,317,231
*	Sonic Corp. common stock	180,473 shares	3,952,359
*	Participant Loans	Participant loans, interest rates from 5.99% to 9.13%	519,542
			$21,986,764

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

	By:	/s/ Claudia San Pedro
Claudia San Pedro, Chair of the Sonic
Corp. Savings and Profit Sharing Plan
Administrative Committee
Date: June 19, 2008

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm